Consent of Independent Registered Public Accounting Firm

Lender Processing Services, Inc.
Group Plans Committee:

We consent to the incorporation by reference in the Registration Statements (No. 333-152177 and No. 333-175865) on Form S-8 of Lender Processing Services, Inc. of our report dated June 20, 2013, with respect to the statements of net assets available for benefits of Lender Processing Services Inc. 401(k) Profit Sharing Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Lender Processing Services, Inc. 401(k) Profit Sharing Plan.
/s/ KPMG LLP
June 20, 2013
Jacksonville, Florida
Certified Public Accountants